UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited, dated January 5, 2009, announcing its acquisition of a Suezmax tanker and expected dividends for the fourth quarter of 2008.

Exhibit 1

Nordic American Tanker Shipping Ltd. (the Company) – (NYSE:NAT)
Announces Accretive Acquisition and Expected Dividends for the 4th Quarter 2008.

Hamilton, Bermuda, January 5th, 2009.

Nordic American Tanker Shipping Ltd. (NYSE:NAT) (the “Company”) announced today that it has agreed to acquire a double-hull Suezmax tanker which is expected to be delivered to the Company by March 15, 2009. The agreed price for the acquisition is $56.7 million.

Management expects that the Company’s quarterly dividend and earnings per share will be higher after the delivery of the vessel than had the purchase not taken place.

This acquisition will increase the Company’s fleet to 15 double-hull Suezmax vessels, including the two previously announced newbuildings the Company has agreed to acquire. These newbuildings are expected to be delivered by the end of 2009 and by the end of April 2010, respectively. The Company has no net debt at this time and an unused credit line of $500 million. The acquisition is expected to be financed from out of the Company’s financial resources.

The vessel to be acquired was built in 1999 and was dry-docked in December 2008. The vessel has been controlled by one shipping group since it was delivered from the Samsung shipyard in 1999. After the acquisition, the Company will own seven vessels built at this yard, facilitating further economies of scale and cost-efficient operations. The vessel is expected to be employed in the spot market.

Typically, based on the dividend model of the Company, also going forward the dividend can be expected to show volatility of the same nature as the spot Suezmax tanker market rates.  The Company announced that its dividend per share for the 4th quarter of 2008 is expected to be approximately $0.85 per share. The dividend for the comparable period of 2007 was $0.50 per share. The average charter rate level for the Company’s trading spot fleet, including offhire days, is estimated to be in the range of $40,000 per day per vessel for the 4th quarter of 2008.  In the 4th quarter of 2008 the fleet of the Company had 35 days offhire due to unscheduled repairs during the quarter.  The spot rate contracts entered into for 2009 at the time of this writing are well above the level achieved on average for the 4th quarter of 2008.

As a matter of policy, the Company does not predict future spot rates. The Company is not involved in derivative contracts of any nature.

The Company’s Chairman and CEO, Herbjørn Hansson, commented:

“The acquisition of this high quality vessel will increase the dividend and earnings capacity of the Company and we expect this acquisition to be accretive.  Further acquisitions are under planning. We are continuously working to enhance the Company’s ability to pay quarterly dividends based upon the Company's dividend model which we expect will continue. The Company has now paid dividends for 45 consecutive quarters. We believe that our strong balance sheet, well defined and transparent operating model provide the Company with a solid competitive position going forward.”

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This press release and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            NORDIC AMERICAN TANKER SHIPPING LIMITED
            (registrant)

Dated: January 5, 2009	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

SK 01318 0002 952374